UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 29, 2018

Commission File Number: 001-38177

CLEMENTIA PHARMACEUTICALS INC.

Clementia Pharmaceuticals Inc.
4150 Sainte-Catherine Street West, Suite 550
Montreal, Quebec, Canada H3Z 2Y5
(514) 940-3600
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Clementia Pharmaceuticals Inc.’s Registration Statement on Form F-3 (File No. 333-227726).

Underwriting Agreement

On October 29, 2018, Clementia Pharmaceuticals Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Leerink Partners LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering of 5,300,000 common shares (the “Shares”) of the Company (the “Offering”). All of the Shares are being sold by the Company. The offering price to the public of the Shares is $13.25 per share, and the Underwriters have agreed to purchase the Shares from the Company pursuant to the Underwriting Agreement at the public offering price, less underwriting discounts and commissions. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 795,000 common shares (the “Option Shares”) on the same terms as the Shares.

The Shares will be issued pursuant to the Company’s shelf registration statement (the “Registration Statement”) on Form F-3 (Registration Statement No. 333-227726) previously filed with the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on October 18, 2018. A preliminary prospectus supplement and prospectus supplement and the accompanying prospectus relating to the Offering have been filed with the Commission. The Offering is expected to close on or about November 1, 2018, subject to satisfaction of customary closing conditions.

The Company estimates that the aggregate net proceeds from the Offering will be approximately $65.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, without giving effect to any sales of the Option Shares.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

On October 29, 2018, the Company issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein.

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INDEX TO EXHIBITS

Number	Description

1.1	Underwriting Agreement, dated October 29, 2018, between the Company and Morgan Stanley & Co. LLC and Leerink Partners LLC.

99.1	Press Release dated October 29, 2018.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clementia Pharmaceuticals Inc.

Date: October 29, 2018	By:	/s/ Steve Forte

Steve Forte
Chief Financial Officer
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